[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
                    Third Quarter 2009 ended August 31, 2009

London, England - September 30, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) will release its second quarter results on Wednesday October 14, 2009.

A conference call will be held to discuss the earnings and review business operations on Wednesday October 14, 2009 at 3:00pm UK Time.

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

    o A copy of the third quarter results press release
    o A copy of the presentation to be reviewed on the earnings call

Conference Call Information            Replay Facility Details
------------------------------------   -----------------------------------------
Lines will open 30 minutes prior       A replay facility will be available
to conference call.                    for the  following period:

Date:  Wednesday October 14, 2009      Date:  Wednesday October 14, 2009
Time:  3.00pm UK Time                  Time:  4.30pm UK Time

Conference Dial In Numbers:            Date:  Tuesday October 20, 2009
UK              : 0800 694 0257        Time:  4.30pm UK Time
USA             : 1 866 966 9439
France          : 0805 632056          Conference Replay Dial In Number:
Norway          : 800 19414
Netherlands     : 0800 023 5091        International
Germany         : 0800 101 4960         Dial In: +44 (0) 1452 550 000

International                          Passcode :  33094402#
 Dial In: +44 (0) 1452 555 566

Passcode :  33094402

Alternatively a live audiocast and a playback facility will be available on the Company's website: www.acergy-group.com/public/InvestorsandPress

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com